1460 EL CAMINO REAL  |  MENLO PARK  |  CA  |  94025-4110

WWW.SHEARMAN.COM  |  T +1.650.838.3600  |  F +1.650.838.3699

March 20, 2017

VIA EDGAR AND OVERNIGHT COURIER

David Lin

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	China Rapid Finance Limited

Amendment No. 10 to

Draft Registration Statement on Form F-1

Submitted February 21, 2017

CIK No. 0001346610

Dear Mr. Lin:

This letter is being submitted by China Rapid Finance Limited (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in the letter dated March 9, 2017 regarding the Company’s draft registration statement on Form F-1 confidentially submitted to the SEC on February 21, 2017 (the “Registration Statement”).

The numbered paragraphs below correspond to certain numbered comments in the Staff’s letter dated March 9, 2017. The Staff’s comments are presented in bold. For the convenience of the Staff, we are also sending, by overnight courier, three copies of this letter in paper format.

Market Opportunity and Our Marketplace, page 6

1.	Please tell us the basis for your statement that your mobile-based loans accounted for 43% of the total number of online consumer finance loans in China facilitated by consumer market places from January 2016 to September 2016.

RESPONSE: In response to the Staff’s comment, the Company has confidentially submitted to the SEC a copy of Oliver Wyman, Inc.’s report titled “China Consumer Finance P2P Lending – Market Overview and Perspectives,” dated October 2016, which is an updated version of the same report previously confidentially submitted to the SEC. The Company notes that the support for the referenced statement that the Company’s mobile-based loans accounted for 43% of the total number of online consumer finance loans in China facilitated by consumer market places from January 2015 to September 2016 is on page 4 of such report.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

2.	Please revise to disclose the changes in financial position for the periods presented.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 90.

3.	Please disclose why your percentage of loan origination for Application Score Category 3 decreased from 53.4% in 2015 to 30.4% in 2016. Please also disclose why your percentage of loan origination for the Application Score Category 1 increased from 27.5% in 2015 to 48.3% in 2016.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 131. The Company respectfully submits that this change is consistent with the Company’s strategy to grow and increase its offering of affordable credit to quality borrowers. The increase in percentage in loan origination from borrowers in Application Score Category 1 and the decrease in percentage in loan origination from borrowers in Application Score Category 3 reflects the overall shift to more creditworthy borrowers and a change in the credit quality mix of loans facilitated on our marketplace during the year. As the Company successfully attracted more Emerging Middle-class Mobile Active (“EMMA”) individuals to become borrowers onto the Company’s platform, the Company gathered additional credit information and enhanced its precision in assessing the creditability of its borrowers. The Company selects repeated borrowers with good credit history and increases their credit limits when they demonstrate credit behavior placing them in Application Score Category 1. This does not imply that the Company will only primarily facilitate loans to borrowers in Application Score Category 1 or that it will cease facilitating loans to borrowers in Application Score Category 3 or higher. The Company’s overall aim remains using its proprietary technology to analyze both credit and non-credit data to assess the creditworthiness of potential borrowers with limited or no credit history, and to facilitate loans to borrowers in different risk categories, but with a primary focus on Application Score Category 1, 2 and 3.

Revenue, page 98

4.	Please disclose why your provision for loan losses decreased from $3,424 in 2015 to $0 in 2016.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 99.

Operating Expenses, page 98

5.	Please disclose the nature of the expenses and the sources for the improvements in operating efficiency in sales and marketing expenses and general and administrative expenses.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 99.

6.	Please revise to disclose the share-based compensation expense recognized for each of the periods presented.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 89.

Liquidity and Capital Resources, page 102

7.	You disclose that the cash outflow from operating activities was due to a net loss of US$33.4 million as adjusted by non-cash items of US$2.7 million, and an increase in accrued liabilities of US$0.8 million and a decrease in investments held for trading of US$2.8 million. The increase in accrued liabilities would be a source of operating cash flows. However, you appear to disclose that the cash outflow from operating activities was due to an increase in accrued liabilities. Please revise.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 103.

Consolidated Statement of Cash Flows, page F-6

8.	Please tell us where the customer acquisition incentive payments have been reflected within the statement of cash flows or revise the statement, as necessary.

RESPONSE: In response to the Staff’s comment, the Company respectfully submits that the customer acquisition incentive payments have been included in the consolidated statements of cash flows as part of “Accrued liabilities” under “Changes in operating assets and liabilities.”

9.	Please tell us how the statement of cash flows reflects the receipt of the promissory note from the Chief Executive Officer for the issuance of Series C convertible redeemable preferred shares in August of 2016. Please also tell us how the subsequent transfer of these shares to an institutional investor and the resulting partial payment on the promissory note by the CEO has been reflected within the statement of cash flows and the statement of financial position. Revise your filing, if necessary.

RESPONSE: The Company respectfully submits to the Staff that the Company did not receive any cash as a result of the issuance of promissory note by the Chief Executive Officer to the Company in exchange for the Series C convertible redeemable preferred shares and the subsequent transfer of such shares to an institutional investor in August of 2016. Accordingly, no cash inflows are reflected in the statement of cash flows. On November 11, 2016, the Company received US$16,000 thousand with respect to the outstanding principal on the promissory note, which was recorded as “proceeds from issuance of convertible redeemable preferred shares” in the financing activities of the statement of cash flows. The remaining US$4,000 thousand principal outstanding on the promissory note is presented in the statement of financial position as “receivable for issuance of Series C preferred shares,” being a contra-equity account. In response to the Staff’s comment, the Company has revised its disclosure on page F-6.

Note 3. Loans Receivable, net, page F-19

10.	You disclose that loans in non-accrual status were $202,000 in 2015 and 2016. Please confirm that the amount of loans in non-accrual status were the same in 2015 and in 2016 or revise the filing, if necessary.

RESPONSE: The Company respectfully submits to the Staff that the loans in non-accrual status were US$202 thousand as of December 31, 2015 and 2016. These loan amounts were different when they were presented in their original currency (Renminbi), but after applying the applicable foreign exchange rates as of the two balance sheet dates and rounding to the thousands, the balances for loans in non-accrual status as of December 31, 2015 and 2016 were coincidentally the same.

Note 17. Unaudited pro forma balance sheets and loss per share, page F-32

11.	Please tell us whether there are any differences between the Class A and Class B ordinary shares into which the preferred shares will be convertible into in conjunction with the IPO (e.g. voting rights, etc.).

RESPONSE:    The Company respectfully submits to the Staff that the only difference between the Class A ordinary shares and the Class B ordinary shares is that the Class A ordinary shares entitle the holders’ thereof to one vote per share whereas the Class B ordinary shares entitle the holders’ thereof to ten votes per share.

*     *     *     *

Should you have any questions about the responses contained herein, please contact me at (650) 838-3753 (office) or (650) 391-3709 (cell) or by email at alan.seem@shearman.com.

Sincerely yours,

/s/ Alan Seem
Alan Seem

CC:	Dr. Zane Wang, Chairman and Chief Executive Officer, China Rapid Finance Limited

Kerry Shen, Chief Financial Officer, China Rapid Finance Limited